

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2018

Patrick DeCourcy
Chief Financial Officer
ALLEGHENY TECHNOLOGIES INC
1000 Six PPG Place
Pittsburgh, PA. 15222

> **Re: ALLEGHENY TECHNOLOGIES INC**
> **Form 10-K as of December 31, 2017**
> **Filed February 20, 2018**
> **File No. 001-12001**

Dear Mr. DeCourcy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Manufacturing and
Construction